MASTERWORKS 005, LLC

497 Broome Street

New York, New York 10013

Phone: (203) 518-5172

January 7, 2020

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 005, LLC
Offering Statement on Form 1-A
Filed November 29, 2019
File No. 024-11125

Withdrawal of Acceleration Request - Offering Statement on Form 1-A (File No. 024-11125)

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on January 3, 2020 in which we requested the acceleration of the qualification date of the above-captioned Offering Statement on Form 1-A for January 7, 2020 at 5:00 pm EST.

The purpose of this letter is to memorialize our conversion with the Securities and Exchange Commission on January 7, 2020 prior to 5 pm EST in which we advised that we are not seeking qualification of the above-captioned Offering Statement on Form 1-A at the above requested time and that we intend to resubmit our request for acceleration of qualification at a later date.

We hereby formally withdraw our request for acceleration of the qualification date.

Very truly yours,

MASTERWORKS 005, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary